Contact

www.linkedin.com/in/johnsgable
(LinkedIn)

Top Skills

SaaS
Strategic Partnerships
Product Management

Patents

Systems and methods for detecting
and displaying bias

John Gable

CEO at AllSides
San Francisco, California, United States

Summary

Maker of tools, teams and companies that empower people and
improve the world.

High technology executive focused on building, marketing and
monetizing products, online services and teams that have a positive
social impact.

―――――

Experience

AllSides
CEO and Co-Founder
2012 - Present (12 years)
San Francisco Bay Area

AllSides frees people from filter bubbles so they can better understand and
connect with each other and the world. In other words, fulfill the original
promise of the Internet.

We are a media technology company that leverages its patented and
proprietary technology and systems to rate bias, identify different perspectives,
provide balanced news and information, and enable civil dialogue. We serve
education, news media and non-profit markets, as well as average readers
and voters.

TE21 Inc.
Member Board Of Directors
2002 - April 2019 (17 years)
Charleston, South Carolina Area

(Acquired by Certica Solutions in April 2019.) TE21 Inc. is an award winning
education and ed tech company that provides assessment, intervention,
professional development, and education improvement services to K-12
schools. Using technology tools, world-class training, and educational
consultants, we partner with our customers to advance the academic
achievement of our most important responsibility – our students.

Check Point Software Technologies
Head of ZoneAlarm Consumer Group
2005 - 2011 (6 years)
Redwood City, California

Consumer security. Includes Product Management, Product Marketing, Channel Marketing & Sales, Press Relations, Marketing Communications, Partner Sales, User Interface Design.

Stearns Ventures
President
2002 - 2005 (3 years)
Portola Valley and San Francisco, CA

Stearns Ventures finances, supports and founds companies, especially those that offer web-based applications ("Software as a Service") or rely on web-based technologies or marketing, offering both angel funding and consulting services.

AOL
Group Product Manager
1997 - 2002 (5 years)
Mountain View, California

The lead product manager for Netscape Navigator and first release based on the open source code of Mozilla's Firefox. Led development teams managing product specifications, user interface, privacy issues and integration with web services like search. Also, marketing team lead for client suite, establishing marketing messages and serving as company spokesperson.

Netscape Communications Corp.
Group Product Manager
1997 - 2002 (5 years)
Mountain View, CA

Started with Netscape that merged with AOL that merged with AOL Time Warner.

Kavi Corporation
Co-founder, Vice President
1996 - 1997 (1 year)
Portland, Oregon

(Acquired by Higher Logic.) Started a successful web-based applications company with two partners, continued on the Board after leaving daily operations. When acquired, Kavi provided online enterprise solutions for organizations that serviced over 240,000 users from over 35,000 companies.

Now Software
Product Manager
1996 - 1996 (less than a year)
Portland, Oregan

Product manager for internet and mobile products, current Mac products. Ran Internet business including business model, web site re-design, cyber advertising, Now's web publishing software. Also ran mobile line, leading development and launch of Now Synchronize for Apple Newton and Palm.

Microsoft
Product Manager
1993 - 1996 (3 years)
Redmond, WA

Joined the original Microsoft Office team as Product Manager assigned to business issues such as increasing the adoption of CDs (from 10% - 60% in 1 year), managing worldwide SKUs and packaging, reducing COGS (by over $18 million in 1st year), setting prices, supporting channel distribution, and driving direct mail programs.

Political Campaign Organizations, national and state
Executive Director, other positions
1987 - 1991 (4 years)
Washington D.C. and the Southeast

Professional campaign manager, helped raise funds and run political organizations. Executive Director for a political party headquarters in Louisville, Kentucky, worked on the political team for the party's national committee in Washington DC, held various paid positions in US Presidential, US Senate, and other political campaigns.

Education

Duke University - The Fuqua School of Business
MBA, Business (especially Marketing, Entrepreneurship) · (1991 - 1993)

Vanderbilt University
B.A., Philosophy (with emphasis in Mathematics) · (1983 - 1987)

Episcopal High School
· (1979 - 1983)